UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2015 AND 2014

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Employee Benefit Board of Review

AbbVie Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 27, 2016

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

(Dollars in thousands)

	2015	2014

Assets
Cash	$94	$402
Investments, at fair value	3,428,346	3,400,732
Notes receivable from participants	46,293	46,281
Accrued interest and dividend income	412	260
Due from brokers	1,655	2,565

Total assets	3,476,800	3,450,240

Liabilities
Other payables	79	84
Due to brokers	93	401

Total liabilities	172	485

NET ASSETS AVAILABLE FOR BENEFITS	$3,476,628	$3,449,755

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

(Dollars in thousands)

Additions
Contributions
Employer	$72,279
Participant	147,419
Rollovers	13,053

Total contributions	232,751

Investment income (loss)
Net depreciation in fair value of investments	(161,298)
Interest and dividends	121,807

Net investment loss	(39,491)

Interest income on notes receivable from participants	1,573

Total additions	194,833

Deductions
Benefits paid to participants	178,407
Other expenses	158

Total deductions	178,565

Net increase prior to transfer	16,268

Net plan transfers in (note A)	10,605

NET INCREASE AFTER TRANSFER	26,873

Net assets available for benefits
Beginning of year	3,449,755

End of year	$3,476,628

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 1, 2013, Abbott Laboratories (“Abbott”) separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan was created and assets related to those participants who became AbbVie employees after the separation were transferred into the Plan from the Abbott Laboratories Stock Retirement Plan.  The separation agreement between Abbott and AbbVie covered a 30 month period between January 1, 2013 and June 30, 2015, and allowed for the transfer of employees between the two companies then.  During 2015, additional net assets totaling approximately $10.6 million were transferred to the Plan from the Abbott Laboratories Stock Retirement Plan related to such employee transfers.

In general, United States employees of AbbVie and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”), trustee (“Trustee”) and record keeper of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”).  The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participant contributions may be invested in any of the investment options offered by the Plan.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2015, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2015, forfeitures reduced AbbVie’s contributions by approximately $486,000.  Approximately $11,000 and $4,200 of forfeitures were available at the end of 2015 and 2014, respectively.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, AbbVie common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

In July 2015, FASB issued a three-part update to the guidance for plan accounting of employee benefit plans.  The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures.  Part (III) provides for a measurement date practical expedient.  Parts (I) and (II) are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted.  Part (III) is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.  The Plan’s administrator has elected to early adopt Part (II) and accordingly the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks, and the investment strategies for investments measured at NAV that file an annual report on Form 5500 as a direct-filing entity have been removed from the Investment Valuation note.  In addition, the disclosure of individual investments greater than 5% of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type have been removed from Note C — Investments.  Parts (I) and (III) do not apply to the Plan.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from these funds is permitted daily.

Corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

U.S. Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2015 and 2014 (dollars in thousands):

	Basis of Fair Value Measurement
2015	Level 1	Level 2	Level 3	Total

Common stock	$1,205,090	$—	$—	$1,205,090
Mutual funds	1,750,642	—	—	1,750,642
Collective trust funds	—	242,540	—	242,540
AbbVie Short Term Investment Fund
Corporate debt	—	98,512	—	98,512
U.S. Government securities	—	131,166	—	131,166
Collective trust fund	—	396	—	396

Total assets at fair value	$2,955,732	$472,614	$—	$3,428,346

	Basis of Fair Value Measurement
2014	Level 1	Level 2	Level 3	Total

Common stock	$1,357,082	$—	$—	$1,357,082
Mutual funds	1,646,543	—	—	1,646,543
Collective trust funds	—	157,912	—	157,912
AbbVie Short Term Investment Fund
Corporate debt	—	59,024	—	59,024
U.S. Government securities	—	178,220	—	178,220
Collective trust fund	—	1,951	—	1,951

Total assets at fair value	$3,003,625	$397,107	$—	$3,400,732

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2015 and 2014 is presented below:

	2015	2014
AbbVie common shares, 14,100,045 and 14,103,102 shares, respectively, (dollars in thousands)	$835,287	$922,907
Market value per share	$59.24	$65.44

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has not yet filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no subsequent events other than described below that require recognition or additional disclosure in these financial statements.

On July 1, 2016, AonHewitt will replace Mercer as the recordkeeper and The Northern Trust Company will become the Trustee and Custodian.  On June 24, 2016 a blackout period will begin and continue through July 13, 2016, so that the Plan’s assets may be accurately transferred to the new service providers.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

*AbbVie Inc., common shares				$835,287

Abbott Laboratories, common shares				369,803

Mutual funds
American Funds EuroPacific Growth Fund, Class R6				168,289
American Funds The Growth Fund of America, Class R6				318,881
American Funds Washington Mutual Investors Fund, Class R6				106,443
Diamond Hill Small/Mid-Cap Fund				79,452
GMO Global Asset Allocation Series Fund, Class R6				134,572
J.P. Morgan Core Bond Fund				149,853
PIMCO All Asset Fund				52,979
Vanguard Extended Market Index Fund				198,334
Vanguard Institutional Index Fund - Institutional Plus				436,581
Vanguard Total International Stock Index Fund				105,258

Collective trust funds
SSgA Target Retirement 2015 Series Fund				11,256
SSgA Target Retirement 2020 Series Fund				28,467
SSgA Target Retirement 2025 Series Fund				37,278
SSgA Target Retirement 2030 Series Fund				30,826
SSgA Target Retirement 2035 Series Fund				21,609
SSgA Target Retirement 2040 Series Fund				13,501
SSgA Target Retirement 2045 Series Fund				7,583
SSgA Target Retirement 2050 Series Fund				3,860
SSgA Target Retirement 2055 Series Fund				935
SSgA Target Retirement 2060 Series Fund				183
SSgA Target Retirement Income Series Fund				3,764
Wellington Mid Cap Growth Fund				41,271
Wellington WTC-CIF II International Small-Cap Equity Fund				42,007

*Loans to participants, 3.25% to 9.50%				46,293

AbbVie Short Term Investment Fund
Corporate Debt
Bank Nederlandse Gemeenten	1.125%	9/12/2016		5,507
Bank of Nova Scotia	2.150%	08/03/216		4,022
BMW Vehicle Lease Trust	0.420%	10/20/2016		1,764
Ford Credit Auto lease Trust	0.430%	11/15/2016		1,644
Erste Abwicklungsanstalt	Variable	1/29/2016		10,999
Export-Import Bank of Korea	Variable	9/17/2016		3,205
FMS Wertmanagement Aoer	0.625%	4/18/2016		3,998
FMS Wertmanagement Aoer	Variable	1/28/2016		6,399

AbbVie Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2015

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

AbbVie Short Term Investment Fund - Continued
Corporate Debt - Continued
HSBC Bank	Variable	5/15/2018		1,280
HSBC USA Inc.	Variable	3/3/2017		3,992
Japan Bank for International	2.250%	7/13/2016		680
Japan Bank for International	2.500%	5/18/2016		5,532
Kommunalbanken AS	Variable	3/18/2016		7,504
Korea Development Bank	1.000%	1/22/2016		300
Korea Development Bank	3.250%	3/9/2016		2,256
Korea Land & Housing Corp	1.875%	8/2/2017		998
Korea National Oil Corp	4.000%	10/27/2016		2,142
Landeskreditbank Baden	2.250%	7/15/2016		6,833
Landwirtschaftliche Rentenbank	2.125%	7/15/2016		10,074
Mercedes Benz Auto Lease	0.430%	11/15/2016		1,390
Nederlandse Waterschapsbank NV	0.500%	3/4/2016		2,999
Nissan Auto Receivables	0.400%	10/17/2016		1,521
NRW Bank	1.000%	5/22/2017		1,595
Singtel Group Treasury	2.375%	9/8/2017		859
SLM Student Loan Trust 20 7 A2	Variable	10/25/2017		122
TD Securities Repo	0.560%	1/4/2016		8,900
William Marsh Rice University	0.500%	5/15/2016		1,997

U.S. Government Securities
Federal Farm Credit Bank Consolidated Bond	Variable	4/11/2016		700
Federal Farm Credit Bank Consolidated Bond	Variable	9/14/2017		74,574
Federal Farm Credit Bank Consolidated Bond	Variable	12/19/2016		6,991
U.S. Treasury Note	0.750%	10/31/2017		12,434
U.S. Treasury Note	Variable	10/31/2017		36,467

Collective trust fund
EB Temporary Investment Fund				396

				$3,474,639

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2015 AND 2014

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Inc. Employee Benefit Board of Review

AbbVie Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Puerto Rico Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules

3

and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 27, 2016

4

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

(Dollars in thousands)

	2015	2014
Assets
Cash	$85	$567
Investments, at fair value	234,703	244,137
Notes receivable from participants	10,291	10,981
Due from brokers	497	338

Total assets	245,576	256,023

Liabilities
Due to brokers	1	102

NET ASSETS AVAILABLE FOR BENEFITS	$245,575	$255,921

The accompanying notes are an integral part of these statements.

5

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

(Dollars in thousands)

Additions
Contributions
Employer	$3,412
Participant	7,651

Total contributions	11,063

Investment income (loss)
Net depreciation in fair value of investments	(12,458)
Interest and dividends	7,492

Net investment loss	(4,966)

Interest income on notes receivable from participants	334

Total additions	6,431

Deductions
Benefits paid to participants	17,279
Other expenses	33

Total deductions	17,312

Net decrease prior to transfer	(10,881)

Net plan transfers in (note A)	535

NET DECREASE AFTER TRANSFER	(10,346)

Net assets available for benefits
Beginning of year	255,921

End of year	$245,575

The accompanying notes are an integral part of this statement.

6

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 1, 2013, Abbott Laboratories (“Abbott”) separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan, formerly known as the Abbott Laboratories Stock Retirement Plan (Puerto Rico) was renamed AbbVie Puerto Rico Savings Plan and the plan sponsor was renamed AbbVie Ltd (formerly Abbott Pharmaceuticals PR Ltd.).  In addition, effective January 1, 2013, a new Abbott Plan, “Abbott Laboratories Stock Retirement Plan (Puerto Rico)”, was created and during 2013 assets relating to the accounts of participants continuing employment with Abbott were transferred from the Plan to the new Abbott Laboratories Stock Retirement Plan (Puerto Rico).

The separation agreement between Abbott and AbbVie covered a 30 month period between January 1, 2013 and June 30, 2015, and allowed for the transfer of employees between the two companies then. .  During 2015, additional net assets totaling approximately $535,000 were transferred to the Plan from the new Abbott Laboratories Stock Retirement Plan (Puerto Rico) related to such employee transfers.

Employees of AbbVie’s (formerly Abbott’s) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”) and record keeper of the Plan.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both.  Participants who have attained age 50 before

7

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2015, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offers a variety of investment options including mutual funds and collective trusts of assorted investment strategies, target date funds, a short-term investment fund and AbbVie common shares.  The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2015, approximately $12,400 of forfeitures were used to reduce AbbVie’s contributions.  $400 of forfeitures were available at the end of 2015 and none were available at the end of 2014.

8

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

In July 2015, FASB issued a three-part update to the guidance for plan accounting of employee benefit plans.  The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures.  Part (III) provides for a measurement date practical expedient.  Parts (I) and (II) are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted.  Part (III) is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.  The Plan’s administrator has elected to early adopt Part (II) and accordingly the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks, and the investment strategies for investments measured at NAV that file an annual report on Form 5500 as a direct-filing entity have been removed from the Investment Valuation note.  In addition, the disclosure of individual investments greater than 5% of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type have been removed from Note C — Investments.  Parts (I) and (III) do not apply to the Plan.

10

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Money market mutual fund — Valued at the published net asset value of $1 per unit.

Collective trust fund - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

11

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2015 and 2014 (dollars in thousands):

	Basis of Fair Value Measurement
2015	Level 1	Level 2	Level 3	Total

Common stock	$159,093	$—	$—	$159,093
Mutual funds	70,034	—	—	70,034
Collective trust funds	—	5,576	—	5,576
Total assets at fair value	$229,127	$5,576	$—	$234,703

	Basis of Fair Value Measurement
2014	Level 1	Level 2	Level 3	Total

Common stock	$172,135	$—	$—	$172,135
Mutual funds	70,804	—	—	70,804
Collective trust fund	—	1,198	—	1,198
Total assets at fair value	$242,939	$1,198	$—	$244,137

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

12

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other Mercer record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, 2015 and 2014 is presented below:

	2015	2014
AbbVie common shares, 1,916,150 and 1,791,696, respectively (dollars in thousands)	$113,513	$117,249
Market value per share	$59.24	$65.44

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock.  These transactions qualify as permitted party-in-interest transactions.

13

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On July 3, 2015, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, is exempt from local income tax.  The Plan has been amended since the letter was issued.  The Plan’s management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events other than described below that require recognition or additional disclosure in these financial statements.

On July 1, 2016, AonHewitt will replace Mercer as the recordkeeper and The Northern Trust Company will become the Custodian.  Banco Popular de Puerto Rico will continue to serves as Trustee of the Plan.  On June 24, 2016 a blackout period will begin and continue through July 13, 2016, so that the Plan’s assets may be accurately transferred to the new service providers.

14

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*AbbVie Inc., common stock		$113,513

Abbott Laboratories, common stock		45,580

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,651
American Funds Growth Fund of America, Class R6		9,918
American Funds Washington Mutual Investors Fund, Class R6		1,928
Diamond Hill Small/Mid-Cap Fund		2,319
GMO Global Asset Allocation Series Fund, Class R6		4,800
J.P. Morgan Core Bond Fund		6,873
PIMCO All Asset Fund		2,340
PIMCO Money Market Fund (Institutional)		18,762
Vanguard Extended Market Index Fund		4,036
Vanguard Institutional Index Fund		9,600
Vanguard Total International Stock Index Fund		4,807

Collective trust fund
SSgA Target Retirement 2015 Series Fund		253
SSgA Target Retirement 2020 Series Fund		689
SSgA Target Retirement 2025 Series Fund		793
SSgA Target Retirement 2030 Series Fund		983
SSgA Target Retirement 2035 Series Fund		353
SSgA Target Retirement 2040 Series Fund		84
SSgA Target Retirement 2045 Series Fund		67
SSgA Target Retirement 2050 Series Fund		34
SSgA Target Retirement 2055 Series Fund		30
SSgA Target Retirement 2060 Series Fund		22
SSgA Target Retirement Income Series Fund		173
Wellington Mid Cap Growth Fund		1,026
Wellington WTC-CIF II International Small-Cap Equity Fund		1,069

*Loans to participants, 3.25% to 9.50%		10,291

		$244,994

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

16

EXHIBITS

23.1                        Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan.

23.2                        Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 27, 2016	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan.

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan.